DREYFUS LIFETIME PORTFOLIOS, INC.
STATEMENT OF INVESTMENTS
December 31, 2005 (Unaudited)

Growth Portfolio

Common Stocks--69.1%	Shares		Value ($)
Consumer Cyclical--5.3%			
Aeropostale	5,700	a	149,910
Autozone	3,100	a	284,425
Bed Bath & Beyond	5,500	a	198,825
Coach	8,200	a	273,388
Costco Wholesale	5,300		262,191
Genuine Parts	5,000		219,600
McDonald's	11,700		394,524
Nike, Cl. B	3,800		329,802
Nordstrom	5,100		190,740
VF	4,900		271,166
Yum! Brands	5,800		271,904
			2,846,475
Consumer Staples--5.1%			
Coca-Cola	15,500		624,805
Kimberly-Clark	9,300		554,745
Kraft Foods, Cl. A	7,700		216,678
PepsiCo	9,500		561,260
Pilgrim's Pride	6,400		212,224
Reynolds American	5,700		543,381
			2,713,093
Energy--6.2%			
Chevron	11,200		635,824
ConocoPhillips	9,300		541,074
Exxon Mobil	17,600		988,592
Occidental Petroleum	4,800		383,424
Pride International	9,600	a	295,200
Sunoco	2,400		188,112
Valero Energy	5,800		299,280
			3,331,506
Health Care--9.1%			
Abbott Laboratories	8,200		323,326
Aetna	3,700		348,947
AmerisourceBergen	7,800		322,920
Amgen	6,200	a	488,932
Becton, Dickinson & Co.	6,500		390,520
Cigna	2,900		323,930
HCA	4,400		222,200
Johnson & Johnson	12,800		769,280
McKesson	6,100		314,699
Merck & Co.	20,200		642,562
Pfizer	10,900		254,188
Quest Diagnostics	3,600		185,328
Wyeth	5,700		262,599
			4,849,431
Interest Sensitive--16.7%			
American Express	7,200		370,512
American International Group	9,900		675,477
Axis Capital Holdings	7,100		222,088
Bank of America	19,000		876,850
Bear Stearns Cos.	2,100		242,613
Citigroup	10,200		495,006

Comerica	3,400	192,984
Deutsche Bank	2,000	193,740
First Marblehead	5,700 [b]	187,302
General Electric	42,500	1,489,625
Goldman Sachs Group	2,900	370,359
Hartford Financial Services Group	3,200	274,848
JPMorgan Chase & Co.	19,400	769,986
Keycorp	8,900	293,077
Lincoln National	5,700	302,271
Metlife	6,100	298,900
Morgan Stanley	8,500	482,290
New Century Financial	2,600	93,782
PNC Financial Services Group	3,300	204,039
Prudential Financial	4,600	336,674
Wachovia	9,700	512,742
		8,885,165
Producer Goods--6.9%		
Black & Decker	2,800	243,488
Burlington Northern Santa Fe	4,600	325,772
General Dynamics	3,500	399,175
Monsanto	4,000	310,120
Nucor	4,400	293,568
NVR	300 [a]	210,600
Parker Hannifin	4,500	296,820
Southern Copper	2,600	174,148
3M	6,600	511,500
United Parcel Service, Cl. B	6,600	495,990
United Technologies	7,100	396,961
		3,658,142
Services--5.0%		
Accenture, Cl. A	11,100	320,457
Apollo Group, Cl. A	2,700 [a]	163,242
Career Education	3,000 [a]	101,160
Equifax	6,500	247,130
McGraw-Hill Cos.	7,600	392,388
Moody's	5,800	356,236
News, Cl. A	14,300	222,365
Time Warner	28,200	491,808
Viacom, Cl. B	10,600 [a]	345,560
		2,640,346
Technology--10.7%		
Adobe Systems	7,500	277,200
Autodesk	5,800	249,110
Broadcom, Cl. A	3,900 [a]	183,885
Cisco Systems	32,100 [a]	549,552
Hewlett-Packard	16,400	469,532
Intel	30,900	771,264
International Business Machines	6,900	567,180
Microsoft	36,000	941,400
Motorola	19,600	442,764
National Semiconductor	5,900	153,282
Nokia, ADR	11,800	215,940
Oracle	30,300 [a]	369,963
QLogic	4,800 [a]	156,048
Texas Instruments	11,400	365,598
		5,712,718
Utilities--4.1%		
AT&T	25,800	631,842
Deutsche Telekom, ADR	9,900	164,637
Duquesne Light Holdings	9,900	161,568
NRG Energy	5,300 [a]	249,736
Southern	7,600	262,428

TXU		7,100	356,349
Verizon Communications		11,700	352,404
			2,178,964
Total Common Stocks			
(cost $33,811,798)			**36,815,840**

		Principal Amount ($)	Value ($)
Short-Term Investments--31.5%			
Repurchase Agreement--26.6%			
Greenwich Capital Markets,			
3.45%, dated 12/30/2005, due 1/3/2006 in the			
amount of $ 14,195,440 (fully collateralized by			
$14,315,000 Federal Home Loan Mortgage			
Corp. Notes, 4.375% - 6.75% due			
7/17/2015 - 7/15/2032, value $14,476,480)		14,190,000	**14,190,000**
U.S. Treasury Bills--4.9%			
3.89%, 2/23/2006		600,000 [c]	596,766
3.46%, 3/9/2006		2,000,000 [c]	1,985,960
			2,582,726
Total Short-Term Investments			
(cost $16,772,116)			**16,772,726**

		Shares	Value ($)
Investment of Cash Collateral			
for Securities Loaned--.2%			
Registered Investment Company;			
Dreyfus Institutional Cash Advantage Fund			
(cost $96,360)		96,360 [d]	**96,360**

Total Investments (cost $50,680,274)		**100.8%**	**53,684,926**
Liabilities, Less Cash and Receivables		**(.8%)**	**(428,047)**
Net Assets		**100.0%**	**53,256,879**

ADR - American Depository Receipts.

[a] *Non-income producing.*

[b] *All or a portion of this security is on loan. At December 31, 2005, the total market value of the portfolio's security on loan is $95,951 and the total market value of the collateral held by the portfolio is $96,360.*

[c] *Partially held by the broker in a segregated account as collateral for open financial futures positions.*

[d] *Investment in affiliated money market mutual fund.*

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES

December 31, 2005 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 12/31/2005 ($)
Financial Futures Long				
CAC 40	3	168,052	March 2006	678
DJ Euro Stoxx 50	48	2,037,065	March 2006	26,113
FTSE	20	1,932,016	March 2006	32,682
Hang Seng	2	191,372	January 2006	(5,224)
Russell 2000	27	9,157,050	January 2006	(228,960)
SPI ASX 200 Index	5	433,702	March 2006	12,111
TOPIX	12	1,671,002	March 2006	51,345
				(111,255)

DREYFUS LIFETIME PORTFOLIOS, INC.
STATEMENT OF INVESTMENTS
December 31, 2005 (Unaudited)

Growth and Income Portfolio

Common Stocks--45.1%	Shares		Value ($)
Consumer Cyclical--3.5%			
Aeropostale	7,300	a	191,990
Autozone	4,000	a	367,000
Bed Bath & Beyond	7,100	a	256,665
Coach	10,700	a	356,738
Costco Wholesale	6,900		341,343
Genuine Parts	6,500		285,480
McDonald's	15,200		512,544
Nike, Cl. B	5,000		433,950
Nordstrom	6,600		246,840
VF	6,400		354,176
Yum! Brands	7,600		356,288
			3,703,014
Consumer Staples--3.3%			
Coca-Cola	20,200		814,262
Kimberly-Clark	12,100		721,765
Kraft Foods, Cl. A	9,900		278,586
PepsiCo	12,400		732,592
Pilgrim's Pride	8,300		275,228
Reynolds American	7,400		705,442
			3,527,875
Energy--4.1%			
Chevron	14,500		823,165
ConocoPhillips	12,000		698,160
Exxon Mobil	22,800		1,280,676
Occidental Petroleum	6,200		495,256
Pride International	12,500	a	384,375
Sunoco	3,100		242,978
Valero Energy	7,400		381,840
			4,306,450
Health Care--5.9%			
Abbott Laboratories	10,600		417,958
Aetna	4,800		452,688
AmerisourceBergen	10,000		414,000
Amgen	8,000	a	630,880
Becton, Dickinson & Co.	8,400		504,672
Cigna	3,700		413,290
HCA	5,700		287,850
Johnson & Johnson	16,600		997,660
McKesson	8,000		412,720
Merck & Co.	26,300		836,603
Pfizer	14,100		328,812

Quest Diagnostics	4,700	241,956
Wyeth	7,400	340,918
		6,280,007

Interest Sensitive--10.9%

American Express	9,300	478,578
American International Group	12,800	873,344
Axis Capital Holdings	9,200	287,776
Bank of America	24,700	1,139,905
Bear Stearns Cos.	2,700	311,931
Citigroup	13,200	640,596
Comerica	4,400	249,744
Deutsche Bank	2,600	251,862
First Marblehead	7,400 [b]	243,164
General Electric	55,200	1,934,760
Goldman Sachs Group	3,700	472,527
Hartford Financial Services Group	4,200	360,738
JPMorgan Chase & Co.	25,200	1,000,188
Keycorp	11,500	378,695
Lincoln National	7,400	392,422
Metlife	8,000	392,000
Morgan Stanley	11,000	624,140
New Century Financial	3,400 [b]	122,638
PNC Financial Services Group	4,300	265,869
Prudential Financial	6,000	439,140
Wachovia	12,600	666,036
		11,526,053

Producer Goods--4.5%

Black & Decker	3,700	321,752
Burlington Northern Santa Fe	6,000	424,920
General Dynamics	4,500	513,225
Monsanto	5,200	403,156
Nucor	5,700	380,304
NVR	400 [a]	280,800
Parker Hannifin	5,800	382,568
Southern Copper	3,300	221,034
3M	8,500	658,750
United Parcel Service, Cl. B	8,600	646,290
United Technologies	9,200	514,372
		4,747,171

Services--3.2%

Accenture, Cl. A	14,400	415,728
Apollo Group, Cl. A	3,500 [a]	211,610
Career Education	3,900 [a]	131,508
Equifax	8,400	319,368
McGraw-Hill Cos.	9,800	505,974
Moody's	7,500	460,650
News, Cl. A	18,500	287,675
Time Warner	36,600	638,304
Viacom, Cl. B	13,700 [a]	446,620
		3,417,437

Technology--7.0%

Adobe Systems	9,700	358,512
Autodesk	7,500	322,125
Broadcom, Cl. A	5,000	235,750
Cisco Systems	41,700 [a]	713,904
Hewlett-Packard	21,300	609,819
Intel	40,100	1,000,896
International Business Machines	9,000	739,800
Microsoft	46,700	1,221,205
Motorola	25,400	573,786
National Semiconductor	7,700	200,046
Nokia, ADR	15,300	279,990
Oracle	39,400 [a]	481,074
QLogic	6,200 [a]	201,562
Texas Instruments	14,800	474,636
		7,413,105

Utilities--2.7%

AT&T	33,500	820,415
Deutsche Telekom, ADR	12,900	214,527
Duquesne Light Holdings	12,800	208,896
NRG Energy	6,800 [a]	320,416
Southern	9,900	341,847
TXU	9,300	466,767
Verizon Communications	15,300	460,836
		2,833,704

Total Common Stocks
(cost $43,966,712)   **47,754,816**

Bonds and Notes--37.0%	Principal Amount ($)	Value ($)
Finance--8.1%		
Allstate,		
Sr. Notes, 7.20%, 12/1/2009	65,000	70,051
Bank of America,		
Sub. Notes, 7.80%, 2/15/2010	150,000	165,790
Bank of New York,		
Sr. Notes, 5.20%, 7/1/2007	500,000	502,659
Bank of Tokyo-Mitsubishi UFJ,		
Sub. Notes, 7.40%, 6/15/2011	80,000	88,439
Bank One,		
Sub. Notes, 5.90%, 11/15/2011	400,000	416,496
BB & T,		
Sub. Notes, 4.75%, 10/1/2012	150,000	147,567
Bear Stearns,		
Sr. Notes, 7%, 3/1/2007	225,000	230,230
Berkshire Hathaway Finance,		
Gtd. Notes, 4.85%, 1/15/2015	60,000	59,068
Boston Properties,		
Sr. Notes, 5%, 6/1/2015	120,000	115,782
Capital One Bank,		
Notes, 4.25%, 12/1/2008	165,000	161,283
CIT Group,		
Sr. Notes:		
7.75%, 4/2/2012	35,000	39,744

5.125%, 9/30/2014	90,000	88,686
Citigroup:		
Notes, 5%, 3/6/2007	175,000	175,306
Sub. Notes, 5%, 9/15/2014	150,000	147,910
Credit Suisse First Boston USA,		
Notes, 4.70%, 6/1/2009	275,000	272,996
Deutsche Telekom International Finance,		
Gtd. Notes, 3.875%, 7/22/2008	360,000	351,828
EOP Operating,		
Sr. Notes, 6.75%, 2/15/2008	150,000	155,160
ERP Operating,		
Notes, 6.625%, 3/15/2012	30,000	32,259
European Investment Bank,		
Notes, 4%, 3/3/2010	350,000	343,383
Fleet National Bank,		
Sub. Notes, 5.75%, 1/15/2009	235,000	240,684
General Electric Capital,		
Notes:		
3.50%, 5/1/2008	475,000 [b]	461,645
Ser. A, 3.125%, 4/1/2009	90,000	85,419
Ser. A, 4.75%, 9/15/2014	55,000 [b]	54,188
Goldman Sachs Group:		
Bonds, 5.15%, 1/15/2014	65,000 [b]	64,677
Notes, 5.125%, 1/15/2015	35,000	34,666
HSBC Finance,		
Notes, 8%, 7/15/2010	250,000	279,161
Inter-American Development Bank,		
Bonds, 5.75%, 2/26/2008	250,000	255,840
John Deere Capital,		
Notes, 7%, 3/15/2012	80,000	88,473
KFW International Finance,		
Gtd. Bonds, 4.75%, 1/24/2007	735,000	734,015
Landwirtschaftliche Rentenbank,		
Govt. Gtd. Notes, Ser. 5, 3.25%, 6/16/2008	250,000	241,707
Lehman Brothers Holdings,		
Notes, Ser. G, 4.80%, 3/13/2014	150,000 [b]	146,704
Merrill Lynch & Co.,		
Notes:		
6%, 2/17/2009	100,000	103,197
5.45%, 7/15/2014	120,000	122,167
MetLife,		
Sr. Notes, 6.125%, 12/1/2011	100,000	106,097
Morgan Stanley,		
Notes:		
6.60%, 4/1/2012	100,000	107,625
5.30%, 3/1/2013	130,000	130,453
Oesterreichische Kontrollbank,		
Gtd. Notes, 4.50%, 3/9/2015	110,000	109,088
Pemex Finance,		
Notes, 9.03%, 2/15/2011	180,000	196,703
Principal Life Income Funding Trusts,		
Gtd. Notes, 5.10%, 4/15/2014	75,000	75,175
Prudential Financial,		
Notes, Ser. C, 4.75%, 6/13/2015	55,000	53,402
Royal Bank of Scotland Group,		

Sub. Notes, 6.375%, 2/1/2011	100,000	106,171
Safeco,		
Sr. Notes, 4.875%, 2/1/2010	215,000	213,612
Simon Property Group,		
Unsub. Notes, 6.375%, 11/15/2007	100,000	102,229
SLM,		
Notes, Ser. A, 5%, 10/1/2013	200,000	197,988
St. Paul Travelers,		
Sr. Unscd. Notes, 5.50%, 12/1/2015	40,000	40,364
Suntrust Bank,		
Sub. Notes, 6.375%, 4/1/2011	40,000	42,451
US Bank NA/Minnesota,		
Sub. Notes, 6.375%, 8/1/2011	110,000	117,599
Wachovia Bank NA/Charlotte,		
Sub. Notes, 7.80%, 8/18/2010	95,000	106,735
Washington Mutual,		
Sub. Notes, 4.625%, 4/1/2014	80,000	75,355
Wells Fargo & Co.:		
Notes, 3.125%, 4/1/2009	290,000	274,910
Sub. Notes, 6.375%, 8/1/2011	25,000	26,828
		8,559,965
Foreign Government--.8%		
Ontario (Province of),		
Sr. Unsub. Bonds, 5.50%, 10/1/2008	200,000	204,000
Quebec Province,		
Unscd. Debs, 4.875%, 5/5/2014	85,000	85,307
Republic of Chile,		
Bonds, 5.50%, 1/15/2013	125,000	128,000
Republic of Italy,		
Unsub. Notes, 5.625%, 6/15/2012	265,000	279,072
United Mexican States,		
Notes:		
Ser. A, 9.875%, 2/1/2010	35,000	41,143
Ser. A, 6.625%, 3/3/2015	110,000 [b]	120,725
		858,247
Industrial--4.5%		
Albertson's,		
Sr. Notes, 7.50%, 2/15/2011	100,000	102,176
Alcoa,		
Notes, 7.375%, 8/1/2010	85,000	93,247
Anadarko Finance,		
Gtd. Notes, Ser. B, 6.75%, 5/1/2011	140,000	151,640
Anheuser-Busch Cos.,		
Bonds, 5%, 1/15/2015	140,000	139,847
Black & Decker,		
Notes, 4.75%, 11/1/2014	50,000 [b]	47,152
Boeing,		
Notes, 5.125%, 2/15/2013	130,000	131,274
Bristol-Myers Squibb,		
Notes, 5.75%, 10/1/2011	70,000	72,382
CBS,		
Gtd. Notes, 7.70%, 7/30/2010	30,000	32,413
Centex,		

Sr. Notes, 5.125%, 10/1/2013	150,000	143,946
ChevronTexaco Capital,		
Gtd. Notes, 3.375%, 2/15/2008	310,000	301,749
Clear Channel Communications,		
Sr. Notes, 4.625%, 1/15/2008	350,000	345,363
Clorox,		
Sr. Notes, 5%, 1/15/2015	15,000	14,802
Coca-Cola Enterprises,		
Debs, 8.50%, 2/1/2012	35,000	41,574
Comcast Cable Communications,		
Sr. Notes, 6.75%, 1/30/2011	170,000	180,190
ConAgra Foods,		
Notes, 6.75%, 9/15/2011	145,000	154,633
ConocoPhillips,		
Notes, 8.75%, 5/25/2010	75,000	86,353
COX Communications,		
Notes, 5.45%, 12/15/2014	45,000	43,988
CRH America,		
Gtd. Notes, 5.30%, 10/15/2013	50,000	50,094
CVS,		
Notes, 4.875%, 9/15/2014	85,000 [b]	82,187
DaimlerChrysler NA Holding,		
Gtd. Notes, 6.50%, 11/15/2013	125,000	131,082
E I Du Pont de Nemours & Co.,		
Notes, 4.75%, 11/15/2012	55,000	54,198
Federated Department Stores,		
Sr. Notes, 6.625%, 4/1/2011	55,000	58,464
General Electric,		
Notes, 5%, 2/1/2013	110,000	110,105
Hewlett-Packard,		
Notes, 3.625%, 3/15/2008	150,000	146,117
International Business Machines,		
Notes, 4.25%, 9/15/2009	105,000	103,017
International Paper,		
Notes, 6.75%, 9/1/2011	100,000	106,503
Kinder Morgan Energy Partners,		
Notes, 7.125%, 3/15/2012	170,000	186,097
Kohl's,		
Notes, 6.30%, 3/1/2011	20,000 [b]	21,081
Pemex Project Funding Master Trust,		
Gtd. Notes, 7.375%, 12/15/2014	85,000	94,648
PHH,		
Sr. Unscd. Notes, 7.125%, 3/1/2013	35,000	37,008
Potash of Saskatchewan,		
Unscd. Notes, 7.75%, 5/31/2011	125,000	139,514
Procter & Gamble,		
Sr. Notes, 4.95%, 8/15/2014	85,000	85,343
Raytheon,		
Sr. Notes, 5.50%, 11/15/2012	105,000	107,541
San Diego Gas & Electric,		
1st. Mortgage, 5.30%, 11/15/2015	40,000	40,546
Sara Lee,		
Notes, 6.25%, 9/15/2011	85,000	87,664
Time Warner Cos.,		
Notes, 8.18%, 8/15/2007	400,000	418,570

United Technologies, Notes, 7.125%, 11/15/2010	40,000	43,832
Valero Energy, Notes, 6.125%, 4/15/2007	250,000 [b]	253,161
Wal-Mart Stores, Sr. Notes, 6.875%, 8/10/2009	130,000	138,466
WellPoint, Bonds, 6.80%, 8/1/2012	80,000	87,397
Wyeth, Unsub. Notes, 5.50%, 2/1/2014	70,000	71,021
		4,736,385

Transportation--.1%

Norfolk Southern, Sr. Notes, 8.625%, 5/15/2010	100,000	113,316
Union Pacific, Notes, 6.50%, 4/15/2012	25,000	26,924
		140,240

Utilities--1.6%

Cincinnati Gas & Electric, Notes, 5.70%, 9/15/2012	150,000	154,173
Duke Energy, Sr. Notes, 5.625%, 11/30/2012	125,000	128,399
Exelon, Notes, 4.90%, 6/15/2015	45,000	43,027
MidAmerican Energy Holdings, Sr. Notes, 3.50%, 5/15/2008	75,000	72,404
Motorola, Notes, 7.625%, 11/15/2010	87,000	96,811
New Cingular Wireless Services, Sr. Notes, 7.875%, 3/1/2011	35,000	39,314
Niagara Mohawk Power, Sr. Notes, Ser. G, 7.75%, 10/1/2008	175,000	186,962
PPL Electric Utilities, Scd. Bonds, 6.25%, 8/15/2009	100,000	103,970
Public Service of Colorado, 1st. Mortgage, Ser. 12, 4.875%, 3/1/2013	100,000	99,540
Sempra Energy, Notes, 7.95%, 3/1/2010	25,000	27,486
Sprint Capital, Notes, 8.375%, 3/15/2012	105,000	121,841
Telecom Italia Capital, Gtd. Notes, 5.25% 11/15/2013	120,000	117,940
Verizon Global Funding, Notes, 7.25%, 12/1/2010	165,000	179,232
Verizon Virginia, Debs., Ser. A, 4.625%, 3/15/2013	140,000	129,871
Vodafone Group, Unscd. Notes, 5.375%, 1/30/2015	85,000	85,384
Wisconsin Energy, Sr. Notes, 6.50%, 4/1/2011	50,000	52,961
		1,639,315

U.S. Government & Agencies--21.9%

Federal Farm Credit Bank,		
Bonds, 3.25%, 6/15/2007	120,000	117,541
Federal Home Loan Bank:		
Bonds:		
3.375%, 2/23/2007	585,000	576,186
3.625%, 6/20/2007	455,000	447,979
2.75%, Ser. 411, 3/14/2008	250,000	239,930
3.625%, Ser. 439, 11/14/2008	385,000	374,416
5.75%, Ser. 312, 5/15/2012	160,000	168,702
5.25%, 6/18/2014	140,000	144,534
Sr. Notes, Ser. 100, 5.80%, 9/2/2008	310,000	317,969
Federal Home Loan Mortgage Corp.,		
Notes:		
4.875%, 3/15/2007	575,000	575,811
3.50%, 9/15/2007	540,000	529,791
7%. 3/15/2010	240,000	260,765
4.125%, 7/12/2010	195,000	190,348
5.625%, 3/15/2011	300,000	312,180
5.125%, 7/15/2012	270,000	275,314
4.50%, 1/15/2014	200,000	196,618
4.375%, 7/17/2015	335,000	324,528
Federal National Mortgage Association:		
Notes:		
7.125%, 3/15/2007	135,000	138,689
5.25%, 4/15/2007	105,000	105,647
4.25%, 7/15/2007	490,000	486,528
5.25%, 1/15/2009	265,000	269,229
5.75%, 2/15/2008	350,000	357,214
6%, 5/15/2008-5/15/2011	535,000	555,881
7.25%, 1/15/2010	825,000	899,693
6.625%, 11/15/2010	290,000	313,718
6.125%, 3/15/2012	200,000	214,303
Sub. Notes, 4%, 9/2/2008	195,000	191,111
U.S. Treasury:		
Bonds:		
12%, 8/15/2013	335,000	397,548
11.25%, 2/15/2015	125,000	188,241
Notes:		
3.625%, 4/30/2007	240,000 [b]	237,562
3.125%, 5/15/2007	775,000 [b]	761,825
2.75%, 8/15/2007	195,000 [b]	190,019
6.125%, 8/15/2007	815,000 [b]	836,834
4%, 8/31/2007	100,000 [b]	99,367
3%, 11/15/2007	675,000 [b]	658,388
3%, 2/15/2008	200,000 [b]	194,430
3.375%, 2/15/2008	890,000 [b]	871,957
5.50%, 2/15/2008	680,000 [b]	695,429
2.625%, 5/15/2008	725,000 [b]	696,674
4.75%, 11/15/2008	570,000 [b]	575,654
3.875%, 5/15/2009	275,000 [b]	270,768
4%, 6/15/2009	500,000 [b]	494,080
3.50%, 11/15/2009	200,000 [b]	193,898
3.50%, 2/15/2010	450,000 [b]	435,411
4%, 3/15/2010 - 4/15/2010	665,000 [b]	655,619
3.875%, 5/15/2010	520,000 [b]	510,307

3.625%, 6/15/2010		380,000 [b]	368,912
5.75%, 8/15/2010		450,000 [b]	476,208
5%, 2/15/2011 - 8/15/2011		955,000 [b]	985,397
4.875%, 2/15/2012		405,000 [b]	415,931
4.375%, 8/15/2012		440,000 [b]	440,086
4%, 11/15/2012		335,000 [b]	327,895
3.875%, 2/15/2013		420,000 [b]	407,220
3.625%, 5/15/2013		465,000 [b]	443,657
4.75%, 5/15/2014		140,000 [b]	143,449
4.25%, 8/15/2014 - 11/15/2014		465,000 [b]	459,987
4%, 2/15/2015		450,000 [b]	436,430
4.125%, 5/15/2015		415,000 [b]	406,032
4.25%, 8/15/2015		185,000 [b]	182,666
4.50%, 11/15/2015		175,000	176,489
			23,218,995

Total Bonds and Notes

 (cost $40,017,615)   **39,153,147**

Short-Term Investments--18.1%

Repurchase Agreements--15.2%

Greenwich Capital Markets,

 3.45%, dated 12/30/2005, due 1/3/2006

 in the amount of $16,141,185

 (fully collateralized by $15,034,000 of

 Federal Home Loan Mortgage Corp., Notes

 4.375% - 6.875%, due 9/15/2010 - 7/17/2015

 value $16,458,519)   16,135,000   **16,135,000**

U.S. Treasury Bills--2.9%

3.82%, 2/23/2006		600,000 [c]	596,766
3.88%, 3/2/2006		1,500,000 [c]	1,490,670
3%, 3/9/2006		1,000,000 [c]	992,980
			3,080,416

Total Short-Term Investments

 (cost $19,214,817)   **19,215,416**

	Shares	Value($)
Investment of Cash Collateral for Securities Loaned--13.5%		
Registered Investment Company:		
Dreyfus Institutional Cash Advantage Fund		
(cost $14,259,916)	14,259,916 [d]	**14,259,916**
Total Investments (cost $117,459,060)	**113.7%**	**120,383,295**
Liabilities, Less Cash and Receivables	**(13.7%)**	**(14,541,321)**
Net Assets	**100.0%**	**105,841,974**

ADR - American Depository Receipts.

[a] *Non-income producing.*

[b] *All or a portion of these securities are on loan. At December 31, 2005, the total market value of the portfolio's securities on loan is $13,864,123 and the total market value of the collateral held by the portfolio is $14,259,916.*

[c] *Partially held by the broker in a segregated account as collateral for open financial futures positions.*

[d] *Investment in affiliated money market mutual fund.*

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES

December 31, 2005

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation/ (Depreciation) at 12/31/2005 ($)
Financial Futures Long				
CAC 40	4	224,070	March 2006	899
DJ Euro Stoxx 50	41	1,739,993	March 2006	22,308
FTSE	16	1,545,613	March 2006	26,145
Hang Seng	2	191,372	January 2006	(5,224)
Russell 2000	36	12,209,400	March 2006	(305,280)
SPI ASX 200 Index	5	433,702	March 2006	12,111
Standard & Poor's 500	3	941,100	March 2006	(20,453)
TOPIX	10	1,392,502	March 2006	42,788
				(226,706)

Income Portfolio

Bonds and Notes--67.3%	Principal Amount ($)	Value ($)
Finance--14.5%		
Allstate,		
Notes, 5%, 8/15/2014	60,000	59,486
American Express Credit,		
Notes, 3%, 5/16/2008	200,000	191,780
American International Group,		
Notes, 5.05%, 2015	70,000 [a]	68,831
Asian Development Bank,		
Notes, 4.25%, 10/20/2014	100,000	97,847
AXA Financial,		
Sr. Notes, 7.75%, 8/1/2010	75,000	83,128
Bank of America:		
Bonds, 5.125%, 11/15/2014	75,000	74,948
Sub. Notes, 7.80%, 2/15/2010	250,000	276,317
Bank of New York,		
Sr. Notes, 5.20%, 7/1/2007	275,000	276,462
Bank One,		
Sub. Notes, 5.90%, 11/15/2011	240,000	249,897
Bayerische Landesbank/New York,		
Sub. Notes, Ser. F, 5.875%, 12/1/2008	100,000	103,475
BB & T,		
Sub. Notes, 4.75%, 10/1/2012	170,000	167,243
Bear Stearns Cos.:		
Notes, 5.70%, 2014	120,000	123,982
Sr. Notes, 7%, 3/1/2007	150,000	153,486
Berkshire Hathaway Finance,		
Gtd. Notes, 4.85%, 1/15/2015	60,000	59,068
Brookfield Asset Management,		
Notes, 7.125%, 6/15/2012	100,000	109,160
Capital One Bank,		
Sr. Notes, 5.125%, 2/15/2014	130,000	128,138
CIT Group,		
Sr. Notes, 5.125%, 9/30/2014	125,000	123,175
Citigroup:		
Notes, 6%, 2/21/2012	200,000	210,177
Sub. Notes, 5% 9/15/2014	150,000	147,911
Clear Channel Communications,		
Sr. Notes, 4.40% 5/15/2011	175,000	162,982
Credit Suisse First Boston USA,		
Notes, 5.125%, 1/15/2014	245,000 [b]	244,469
Deutsche Telekom International Finance,		
Gtd. Bonds, 8%, 6/15/2010	200,000 [c]	226,967
Diageo Capital PLC,		
Gtd. Notes, 7.25%, 11/1/2009	185,000	199,280

EOP Operating, LP:		
Gtd. Notes, 4.75%, 3/15/2014	110,000	104,122
Sr. Notes, 6.75%, 2/15/2008	150,000	155,160
European Investment Bank:		
Bonds, 4.625%, 10/20/2015	70,000	69,908
Notes, 4.625%, 3/1/2007	550,000	549,993
Export-Import Bank of Korea,		
Notes, 5.125%, 3/16/2015	95,000	94,504
Federated Department Stores,		
Sr. Notes, 6.625%, 4/1/2011	50,000	53,149
FleetBoston Financial,		
Sub. Notes, 7.375%, 12/1/2029	135,000	146,568
Gannett,		
Notes, 6.375%, 4/1/2012	60,000	62,318
General Electric Capital:		
Notes:		
Ser. A, 7.375%, 1/19/2010	110,000	120,042
Ser. A, 4.75%, 9/15/2014	125,000 [b]	123,154
Sub. Notes, 8.125%, 5/15/2012	230,000	267,591
Goldman Sachs Group:		
Bonds, 6.875%, 1/15/2011	170,000	183,331
Notes, 6.60%, 1/15/2012	275,000	295,770
HSBC Finance,		
Notes:		
5.75%, 1/30/2007	775,000	781,591
8%, 7/15/2010	260,000	290,328
5%, 6/30/2015	100,000	97,423
HSBC Holdings,		
Sub. Notes:		
7.50%, 7/15/2009	100,000	107,863
5.25%, 12/12/2012	70,000	70,343
Inter-American Development Bank:		
Bonds, 5.75%, 2/26/2008	270,000	276,307
Notes, 4.375%, 9/20/2012	160,000	157,357
International Bank for Reconstruction & Development,		
Notes, 3.625%, 5/21/2013	115,000	110,325
International Lease Finance,		
Sr. Notes, 5%, 4/15/2010	190,000	189,162
JPMorgan Chase & Co. :		
Sr. Notes, 5.35%, 3/1/2007	260,000	261,092
Sub. Notes, 6.75%, 2/1/2011	295,000	316,308
KFW International Finance,		
Gtd. Bonds, 4.75%, 1/24/2007	300,000	299,598
Kreditanstalt fuer Wiederaufbau,		
Notes, 3.25%, 2009	195,000	187,357
Landwirtschaftliche Rentenbank,		
Govt. Gtd. Notes, 4.875%, 3/12/2007	295,000	295,431
Lehman Brothers Holdings,		
Notes, 6.625%, 1/18/2012	250,000	270,254
Marsh & McLennan Cos.:		
Bonds, 3.625%, 2/15/2008	175,000	169,684
Notes, 5.375%, 7/15/2014	120,000	118,306
Merrill Lynch & Co.,		
Notes:		

6%, 2/17/2009	250,000	257,991
Ser. C, 5%, 1/15/2015	120,000	118,410
MetLife,		
Sr. Notes, 6.125%, 12/1/2011	150,000	159,146
Morgan Stanley:		
Notes, 6.60%, 4/1/2012	200,000	215,249
Unsub. Bonds, 6.75%, 4/15/2011	205,000	220,934
National Rural Utilities,		
Coll. Trust, 4.75%, 3/1/2014	75,000	73,698
Oesterreichische Kontrollbank,		
Notes, 4.5%, 3/9/2015	100,000	99,171
Pemex Finance,		
Notes, 9.03%, 2/15/2011	100,000 [c]	109,280
Royal Bank of Scotland,		
Sub. Notes, 6.375%, 2/1/2011	160,000	169,874
Sanwa Finance Aruba,		
Gtd. Notes, 8.35%, 7/15/2009	100,000	110,516
Simon Property Group,		
Unsub. Notes, 6.375%, 11/15/2007	325,000	332,244
SLM,		
Notes, Ser. A, 3.625%, 3/17/2008	375,000	365,749
SMBC International Finance,		
Gtd. Notes, 8.50%, 6/15/2009	150,000	166,274
Swedish Export Credit,		
Unsub. Notes, 4%, 6/15/2010	200,000	195,205
Time Warner Entertainment, LP,		
Sr. Notes, 8.875%, 10/1/2012	145,000	169,109
UBS Paine Webber Group,		
Gtd. Notes, 7.625%, 12/1/2009	205,000	223,606
UnitedHealth,		
Notes, 5%, 8/15/2014	75,000	74,763
US Bank,		
Sub. Notes, 5.70%, 12/15/2008	300,000	307,178
Verizon Global Funding,		
Notes, 7.25%, 12/1/2010	200,000	217,251
Wachovia,		
Sub. Notes, 5.25%, 8/1/2014	130,000	130,395
Walt Disney,		
Notes, 6.375%, 3/1/2012	165,000	174,746
Washington Mutual:		
Sub. Notes, 4.625%, 4/1/2014	110,000	103,613
Sr. Unscd. Notes, 4%, 1/15/2009	245,000	237,787
Wells Fargo & Co.,		
Notes, 4.75%, 2/9/2015	130,000	126,690
Wells Fargo Financial,		
Notes, 3.125%, 4/1/2009	245,000	232,251
		14,353,678

Foreign Government--2.0%

Canadian Government,		
Bonds, 5.25% 11/5/2008	100,000 [b]	102,337
Hellenic Republic,		
Notes, 6.95%, 3/4/2008	150,000	156,817
Province of Ontario,		

Unsub. Sr. Notes, 5.50%, 10/1/2008	250,000	255,000
Quebec Province,		
Unscd. Bonds, 7%, 1/30/2007	215,000	219,983
Republic of Chile,		
Notes, 6.875%, 4/28/2009	175,000	185,238
Republic of Italy,		
Unsub. Notes, 5.625%, 6/15/2012	385,000	405,444
Republic of Korea,		
Unsub. Notes, 8.875%, 4/15/2008	200,000 [b]	219,265
United Mexican States:		
Notes:		
Ser. A, 9.875%, 2/1/2010	250,000	293,875
Ser. A, 5.875%, 1/15/2014	130,000	134,875
		1,972,834

Industrial--7.3%

Abbott Laboratories,		
Notes, 4.35%, 3/15/2014	165,000	158,118
Albertson's,		
Sr. Notes, 7.5%, 2/15/2011	150,000	153,264
Alcan,		
Notes, 4.5%, 5/15/2013	100,000	95,310
Baxter International,		
Notes, 4.625%, 3/15/2015	150,000	143,484
Bristol-Myers Squibb,		
Notes, 5.75%, 10/1/2011	170,000	175,786
Centex Corporation,		
Sr. Notes, 5.125%, 10/1/2013	100,000	95,964
ChevronTexaco Capital,		
Notes, 3.5%, 9/17/2007	300,000	294,008
Coca-Cola,		
Notes, 5.75%, 3/15/2011	100,000	103,974
Comcast Cable Communications,		
Notes, 6.2%, 11/15/2008	250,000	256,801
ConAgra Foods,		
Notes, 7.875%, 9/15/2010	150,000	165,425
Coors Brewing,		
Notes, 6.375%, 5/15/2012	85,000	90,191
ConocoPhillips,		
Notes, 8.75%, 5/25/2010	135,000	155,435
CRH America,		
Gtd. Notes, 5.3%, 10/15/2013	130,000	130,245
DaimlerChrysler NA Holding:		
Gtd. Notes, 7.3%, 6/15/2012	150,000	164,200
Notes, 7.3%, 1/15/2012	110,000	118,836
Dow Chemical,		
Notes, 6.125%, 2/1/2011	115,000	120,549
Enterprise Products Operating,		
Sr. Notes, Ser. B, 5.60%, 10/15/2014	105,000	105,098
ERP Operating,		
Notes, 6.625%, 3/15/2012	110,000	118,282
Electronic Data Systems,		
Notes, Ser. B, 6%, 8/1/2013	115,000	118,363
First Data,		

Notes, 4.85%, 10/1/2014	120,000	113,873
General Electric,		
Notes, 5%, 2/1/2013	200,000	200,191
General Mills,		
Notes, 6%, 2/15/2012	80,000	83,831
Georgia Power,		
Sr. Notes, Ser. J, 4.875%, 7/15/2007	300,000	300,214
Harrah's Operating		
Bonds, 5.625% 6/1/2015	100,000	98,419
Hydro-Quebec,		
Govt. Gtd. Notes, Ser. JL, 6.30%, 5/11/2011	160,000	170,867
International Business Machines,		
Sr. Notes, 4.75%, 11/29/2012	160,000 [b]	158,941
International Paper,		
Sr. Notes, 6.75%, 9/1/2011	150,000	159,755
John Deere Capital,		
Notes, 7%, 3/15/2012	175,000	193,534
KeySpan,		
Notes, 7.625%, 11/15/2010	100,000	111,277
Kinder Morgan Energy Partners,		
Notes, 7.125%, 3/15/2012	175,000	191,571
Midamerican Energy Holdings,		
Sr. Notes, 3.5%, 5/15/2008	125,000	120,673
Monsanto,		
Sr. Notes, 7.375%, 8/15/2012	125,000	140,724
Nordstrom,		
Notes, 5.625%, 1/15/2009	200,000	201,897
PC Financial Partnership,		
Sr. Notes, 5%, 11/15/2014	110,000	108,900
Pemex Project Funding Master Trust,		
Notes, 8%, 11/15/2011	130,000	146,055
PHH,		
Unscd. Sr. Notes, 7.125%, 3/1/2013	125,000	132,170
Procter & Gamble,		
Notes, 4.30%, 8/15/2018	160,000 [b]	158,313
Prologis,		
Sr. Notes, 5.625%, 11/15/2015	110,000 [a]	110,867
Pulte Homes,		
Unscd. Sr. Notes, 5.20%, 2/15/2015	100,000 [b]	94,241
Raytheon,		
Sr. Notes, 6.75%, 8/15/2007	225,000	230,593
Safeway,		
Sr. Notes, 5.8%, 8/15/2012	75,000 [b]	75,485
Sara Lee,		
Notes, 6.25%, 9/15/2011	50,000	51,567
Target,		
Notes, 5.875%, 3/1/2012	100,000	105,183
Time Warner,		
Notes, 8.18%, 8/15/2007	110,000	115,107
Unilever Capital,		
Sr. Notes, 7.125%, 11/1/2010	150,000	163,494
Wal-Mart Stores:		
Sr. Notes, 6.875%, 8/10/2009	100,000	106,512
Notes, 3.375%, 10/1/2008	175,000	168,990

Weyerhaeuser,		
Notes, 6.125%, 3/15/2007	300,000	304,467
XTO Energy,		
Unscd. Sr. Notes, 4.9%, 2/1/2014	160,000	156,502
		7,237,546
Media--.1%		
COX Communications,		
Notes, 5.45%, 12/15/2014	125,000	**122,188**
Transportation--.3%		
Union Pacific,		
Notes, 6.50%, 4/15/2012	150,000	161,542
CSX Corp		
Notes, 5.50%, 8/1/2013	85,000	86,935
		248,477
Utilities--2.3%		
New Cingular Wireless Services,		
Sr. Notes, 7.875%, 3/1/2011	135,000	151,640
British Telecommunications,		
Notes, 8.375%, 12/15/2010	60,000	68,372
Cincinnati Gas & Electric,		
Notes, 5.70%, 9/12/2012	100,000	102,782
Duke Energy,		
Sr. Notes, 5.625%, 11/30/2012	75,000	77,039
Exelon Generation Co.,		
Notes, 5.35%, 1/15/2014	120,000	119,835
Oncor Electric Delivery,		
Scd. Sr. Notes, 6.375%, 1/15/2015	140,000	148,817
PPL Electric Utilities,		
Scd. Bonds, 6.25%, 8/15/2009	200,000	207,939
Progress Energy,		
Sr. Notes, 7.10%, 3/1/2011	80,000	86,407
SBC Communications,		
Notes, 5.10%, 9/15/2014	195,000	190,822
Sempra Energy,		
Sr. Unscd. Note, 6%, 2/1/2013	50,000	51,769
Sprint Capital,		
Notes, 8.375%, 3/15/2012	215,000	249,485
Telecom Italia Capital,		
Gtd. Notes, 4.95%, 9/30/2014	180,000	172,215
Telefonica Europe,		
Notes, 7.75%, 9/15/2010	145,000	158,935
United Technologies,		
Notes, 7.125%, 11/15/2010	150,000	164,371
Vodafone Group,		
Sr. Notes, 7.75%, 2/15/2010	135,000	147,992
Virginia Electric & Power,		
Sr. Notes, Ser. A, 4.75%, 3/1/2013	75,000	72,952
Wisconsin Energy,		
Sr. Notes, 6.50%, 4/1/2012	50,000	52,961
		2,224,333

U.S. Treasury--26.5%

Bonds:			
10.375%, 11/15/2012	155,000		171,346
12.%, 8/15/2013	175,000		207,674
Notes:			
3.375%, 2/15/2006-10/15/2009	545,000	b	531,614
6.25%, 2/15/2007	530,000	b	540,351
6.625%, 5/15/2007	1,070,000	b	1,101,426
2.75%, 8/15/2007	170,000	b	165,657
6.125%, 8/15/2007	630,000	b	646,878
3%, 11/15/2007	1,905,000	b	1,858,118
3.875%, 7/31/2007-2/15/2013	2,865,000	b	2,822,929
4.25%, 11/30/2007-8/15/2015	3,460,000	b	3,431,909
5.50%, 2/15/2008	590,000	b	603,387
3%, 2/18/2008	515,000	b	500,657
3.75%, 5/15/2008	455,000	b	448,671
2.625%, 5/15/2008	845,000	b	811,986
5.625%, 5/15/2008	775,000	b	796,367
4.75%, 11/15/2008-5/15/2014	1,945,000	b	1,970,845
3.25%, 1/15/2009	195,000	b	188,867
3.125%, 4/15/2009	65,000	b	62,552
6%, 8/15/2009	795,000	b	838,097
3.625%, 7/15/2009-5/15/2013	1,395,000	b	1,355,300
3.50%, 11/15/2009-2/15/2010	865,000	b	838,208
6.50%, 2/15/2010	595,000	b	642,017
5.75%, 8/15/2010	660,000	b	698,438
4.125%, 8/15/2010-5/15/2015	1,030,000	b	1,015,346
5%, 2/15/2011-8/15/2011	990,000	b	1,021,774
4.875%, 2/15/2012	560,000	b	575,114
4.375%, 8/15/2012	290,000	b	290,055
4%, 6/15/2009-2/15/2015	2,015,000	b	1,970,065
4.50%, 11/15/2015	145,000	b	146,234
			26,251,882

U.S. Government Agencies--14.3%

Federal Farm Credit Bank,			
Bonds, 2.625%, 9/17/2007	360,000		348,096
Federal Home Loan Bank :			
Bonds:			
3.375%, 2/23/2007	655,000		645,131
3.625%, 1/15/2008	560,000		548,704
3.625%, Ser. 439, 11/14/2008	335,000		325,790
3.75%, 8/18/2009	460,000		445,387
5.75%, Ser. 312, 5/15/2012	255,000		268,869
5.25%, 6/18/2014	95,000		98,077
Sr. Notes, Ser. 100, 5.80%, 9/2/2008	500,000		512,854
Federal Home Loan Mortgage Corp.:			
Bonds:			
3.625%, 6/20/2007	415,000		408,597
Ser. 580, 4.125%, 10/19/2007	770,000		762,331
Ser. 421, 3.875%, 6/14/2013	100,000		94,380
Notes:			
2.375%, 2/15/2007	535,000		521,326
4.875%, 3/15/2007	950,000		951,340

3.50%, 9/15/2007	360,000	353,194
5.75%, 4/15/2008- 3/15/2009	1,300,000	1,336,270
7%, 3/15/2010	150,000	162,978
4.125%, 7/12/2010	345,000	336,770
6.875%, 9/15/2010	300,000	326,895
5.875%, 3/21/2011	100,000	104,321
6%, 6/15/2011	300,000	317,912
5.125%, 7/15/2012	280,000	285,510
4.50%, 1/15/2014	190,000	186,787
5%, 7/15/2014	215,000	218,272
4.375%, 7/17/2015	310,000	300,309
Federal National Mortgage Association:		
Notes:		
5.75%, 2/15/2008	1,025,000	1,046,126
6%, 5/15/2008-5/15/2011	675,000	706,390
6.25%, 6/15/2008	205,000	218,164
5.25%, 1/15/2009	520,000	528,299
7.25%, 1/15/2010	580,000	632,511
6.625%, 11/15/2010	105,000	113,588
5.50%, 3/15/2011	220,000	227,658
5.375%, 11/15/2011	95,000	97,911
4.625%, 10/15/2013 - 10/15/2014	370,000	366,207
4.125%, 4/15/2014	150,000	143,286
4.375%, 10/15/2015	160,000	154,720
Sub. Notes, 6.25%, 2/1/2011	75,000	79,294
	65,585,000	**14,174,254**

Total Bonds and Notes

(cost $67,811,749)   **66,585,192**

Short-Term Investments--32.6%

Repurchase Agreement--31.1%

Greenwich Capital Markets,

  3.45%, dated 12/30/2005, due 1/3/2006 in the amount of

  $30,836,816 (fully collateralized by $10,240,000 of

  Federal Home Loan Banks, Bonds, 5.25%, due 6/18/2014,

   value $10,618,905 and Federal Home Loan Mortgage

   Corp., Notes, 4.75%-6.875%, due 9/15/2010-11/17/2015,

   value $20,823,775)   30,825,000   **30,825,000**

U.S. Treasury Bills--1.5%

3%, 3/9/2006   1,500,000 [d]   **1,489,470**

Total Short-Term Investments

(cost $32,314,136)   **32,314,470**

Investment of Cash Collateral for Securities Loaned--27.3%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund		
(cost $27,023,166)	27,023,166 [e]	**27,023,166**
Total Investments (cost $127,149,051)	**127.2%**	**125,922,828**
Liabilities, Less Cash and Receivables	**(27.2%)**	**(26,943,196)**

| **Net Assets** | **100.0%** | **98,979,632** |

[a] Securities exempt from registration under Rule 144A of the Securities Act
of 1933. These securities may be resold in transactions exempt from registration,
normally to qualified institutional buyers. At September 30, 2005, these securities
amounted to $179,698 or approximately .2% of net assets.

[b] All or a portion of these securities are on loan. At December 31, 2005, the
total market value of the portfolio's securities on loan is $26,225,729 and
the total market value of the collateral held by the portfolio is $27,023,166.

[c] Variable rate security - interest rate subject to periodic change.

[d] Partially held by the broker in a segregated account as collateral for open
financial future positions.

[e] Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby
incorporated by reference to the annual and semi annual reports previously filed
with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES

December 31, 2005 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized (Depreciation) at 12/31/2005 ($)
Financial Futures Long				
Standard & Poor's 500	72	22,586,400	March 2006	**(428,460)**

See notes to financial statements.